Exhibit 99.1

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Profit or Loss and Other Comprehensive Loss	3

Interim Statements of Changes in Shareholders’ Equity	4 – 5

Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Interim Consolidated Financial Statements	8 – 15

- - - - - - - - - - -

1

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2026	2025
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	710	$2,201
Prepaid expenses and other accounts receivable	744	981

	1,454	3,182
NON-CURRENT ASSETS:
Intangible asset - in process R&D	6,437	6,437
Goodwill	1,731	1,731
Property and equipment	78	95

	8,246	8,263

Total assets	9,700	$11,445

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Loan from bank	392	$355
Trade payables	1,310	1,915
Accounts payable	283	251
Deferred tax liability	1,674	1,674

	3,659	4,195
SHAREHOLDERS’ EQUITY:
Preferred participation certificates of CHF 0.05 par value – 46,884 authorized, issued and outstanding shares as of June 30, 2026 and 56,829 as of December 31, 2025	3	4
Preferred shares of CHF 0.05 par value – 4,367 authorized, issued and outstanding shares as of June 30, 2026 and 5,029 shares as of December 31, 2025	*	*
Common shares of CHF 0.05 par value - authorized, issued and outstanding: 5,383,871 and 4,797,505 shares as of June 30, 2026 and December 31, 2025, respectively	328	291
Additional paid-in capital	98,020	93,691
Foreign currency translation reserve	(1,831)	(1,845)
Accumulated deficit	(90,479)	(84,891)

Total Equity	6,041	7,250

	9,700	$11,445

*	Less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

2

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2026	2025
	Unaudited

Research and development expenses, net	(1,168)	(576)
General and administrative expenses	(1,663)	(685)
Other expenses (expenses for merger with NLS)	-	(101)

Operating loss	(2,831)	(1,362)

Financing income	35	54
Financing expenses related to convertible instruments	-	(9,923)
Other financing expenses	(104)	(24)

Net financing expenses	(69)	(9,893)

Total loss	(2,900)	(11,255)

Deemed Dividend	(2,688)	-
Accrued Dividend	(37)	-

Net loss attributable to common shareholders	(5,625)	(11,255)

Basic and diluted loss per share	(0.96)	(3.68)

Weighted average common shares used in computing basic and diluted net loss per common share	5,856,314	*3,056,895

Comprehensive loss:

Net loss	(2,900)	(11,255)
Adjustments arising from translating financial statements from functional currency to presentation currency	14	(946)

Total other comprehensive loss	14	(946)

Total comprehensive loss	(2,886)	(12,201)

*	The weighted average shares outstanding have been restated to reflect the recapitalization and the 0.706 exchange ratio.

The accompanying notes are an integral part of the interim consolidated financial statements.

3

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Preferred participation certificates		Preferred shares			Common shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Shares	Amount	Shares	Amount		Shares	Amount	capital	deficit	loss	Total

Balance as of January 1, 2026	56,829	$4	5,029	$	*	4,797,505	$291	$93,691	$(84,891)	$(1,845)	$7,250

Issuance of common shares and pre-funded warrants in private placement offerings, net	-	-	-		-	272,726	17	1,333	-	-	1,350
Ordinary Shares issued upon conversion of Preferred Shares and PPCs	(9,945)	(1)	(662)		*	63,640	4	(3)	-	-	-
Shareholder transactions	-	-	-		-	-	-	27	-	-	27
Share-based compensation expense	-	-	-		-	-	-	284	-	-	284
Deemed dividend on preferred shares, PPCs and warrants	-	-	-		-	-	-	2,688	(2,688)	-	-
Exercise of pre-funded warrants	-	-	-		-	250,000	16	-	-	-	16
Effect of translating financial statements from functional currency to presentation currency	-	-	-		-	-	-	-	-	14	14
Net loss	-	-	-		-	-	-	-	(2,900)	-	(2,900)

Balance as of June 30, 2026 (unaudited)	46,884	3	4,367		*	5,383,871	328	98,020	(90,479)	(1,831)	6,041

*)	Less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

4

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Preferred participation certificates		Preferred shares		Common shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	Total

Balance as of January 1, 2025	-	$-	-	$-	2,960,745	$184	$69,505	$(76,591)	$(1,094)	$(7,996)

Ordinary shares issued upon conversion of convertible loan	-	-	-	-	223,118	14	4,387	-	-	4,401
Shareholder transactions	-	-	-	-	-	-	249	-	-	249
Share-based compensation expense	-	-	-	-	-	-	466	-	-	466
Effect of translating financial statements from functional currency to presentation currency	-	-	-	-	-	-	-	-	(946)	(946)
Net loss	-	-	-	-	-	-	-	(11,255)	-	(11,255)

Balance as of June 30, 2025 (unaudited)	-	-	-	-	3,183,863	198	74,607	(87,846)	(2,040)	(15,801)

*)	Less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

5

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
	Unaudited
Cash flows from operating activities:

Loss	(2,900)	(11,255)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:

Depreciation and amortization	23	26
Financing expenses, net	69	9,894
Theoretical wages to an interested party	26	28
Share-based compensation expense	284	467

	402	10,415
Changes in assets and liabilities:

Decrease in prepaid expenses and other accounts receivable	247	79
Increase (decrease) in trade payables	(228)	104
Increase (decrease) in accounts payable	(393)	55

	(374)	238

Net cash provided by (used in) operating activities	(2,872)	(602)

Cash flows from investing activities:
Net cash provided by (used in) investing activities	-	-

The accompanying notes are an integral part of the interim consolidated financial statements.

6

NEWCELX LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
	Unaudited
Cash flows from financing activities:

Issue of share capital and warrants (net of issuance costs)	1,350	-
Proceeds of exercise of warrants	16	-
Receipt of a loan from interested parties	-	278

Net cash provided by financing activities	1,366	278

Exchange rate differences on balances of cash, cash equivalents and restricted cash	15	(27)

Decrease in cash and cash equivalents	(1,491)	(351)
Cash and cash equivalents at the beginning of the period	2,201	650

Cash and cash equivalents at the end of the period	710	299

Supplemental disclosure of non-cash activities:

Deemed dividend	2,688	-
Conversion of shareholder loan into equity	-	4,401

The accompanying notes are an integral part of the interim consolidated financial statements.

7

NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	General description of the company and the merger transaction:

NewcelX Ltd. (formerly known as NLS Pharmaceutics Ltd.) (the “Company”) was established on June 10, 2015, as a Swiss limited company. The Company’s registered office and principal executive offices are located at Hohstrasse 1, 8302 Kloten, Switzerland. The Company’s common shares are registered for trading on the Nasdaq Capital Market.

On October 30, 2025 (the “Closing Date”), the Company consummated a merger transaction pursuant to a Merger Agreement by and among the Company, its subsidiary (“Merger Sub”), and Kadimastem Ltd. (“Kadimastem”). Under the terms of the agreement, Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company. At the effective time of the merger, each issued and outstanding ordinary share of Kadimastem was exchanged for the right to receive common shares of the Company. In connection with the closing, the Company changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.” Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewcelX common shares in exchange for each Kadimastem ordinary share in the Merger.

The Company is an emerging growth company and a foreign private issuer, as defined under the Securities Act and the Exchange Act. Following the merger, the Company is a clinical-stage innovative biopharmaceutical company focused on developing transformative therapies. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science, including phase IIa clinical trial for the treatment of Amyotrophic Lateral Sclerosis (ALS) in the field of regenerative medicine, as well as the development of treatments for Central Nervous System (CNS) disorders, including Narcolepsy, utilizing its Doxa platform.

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NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

b.	Going concern:

During the six months ended June 30, 2026, the Company had a net loss of $2,900 and a negative cash flow from operating activities of $2,872. As of June 30, 2026, the Company had an accumulated deficit of $90,479. To date, the Company has dedicated most of its financial resources to research and development, including clinical studies in the fields of regenerative medicine, as well as general and administrative expenses. The Company has not yet generated revenues from its core activities and has incurred substantial operating losses.

As of June 30, 2026, the Company’s total equity was positive at $6,041, which included cash and cash equivalents of $710. As of that date, the Company had an existing equity line of credit agreement (ELOC) in the amount of $25,000. In addition, following the balance sheet date, in July 2026, the Company entered into securities purchase agreements for a private placement of $1,400. Notwithstanding the above, due to the uncertainty regarding future fundraising, as well as the extent and timing of utilization of the equity line of credit, management cannot conclude that it is probable that the Company’s existing cash resources and access to financing will be sufficient to fund its operations for at least twelve months from the issuance date of these interim consolidated financial statements.

The Company expects to continue to generate operating losses and negative operating cash flows for the foreseeable future and will require additional funding to support its clinical development programs and reach profitability. The Company is actively exploring various strategic and financial options, including equity or debt financing, strategic partnerships, and the potential out-licensing or divestment of assets.

The Company’s future viability is dependent on its ability to raise additional capital to support ongoing operations and meet its obligations. There can be no assurance that such capital will be available on a timely basis, in sufficient amounts, or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of issuance of these interim consolidated financial statements.

Accordingly, the accompanying interim consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Such adjustments could be material.

9

NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- UNAUDITED INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation:

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position as of June 30, 2026, and its results of operations, changes in shareholders’ equity and cash flows for the interim periods presented. The results of operations for the six-month periods ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026 or for any future period.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report for the year ended December 31, 2025.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

c.	Significant accounting policies:

The significant accounting policies applied in these unaudited condensed consolidated interim financial statements are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025, except as otherwise disclosed herein.

d.	Recently Adopted Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements.

10

NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

e.	Recently Issued Accounting Pronouncements Not Yet Adopted:

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

NOTE 3:- PREPAID EXPENSES AND OTHER ACCOUNTS RECEIVABLES

	June 30, 2026	December 31, 2025
	USD in thousands

Deferred offering costs	296	296
Government authorities	50	229
Prepaid expenses	235	293
Deferred charges and other assets	163	163
	744	981

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NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- TRADE PAYABLES

	June 30, 2026	December 31, 2025
	USD in thousands

Open accounts	961	1,035
Accrued expenses	349	880
	1,310	1,915

NOTE 5: – ACCOUNTS PAYABLE

	June 30, 2026	December 31, 2025
	USD in thousands

Employees and payroll accruals *	283	251
	283	251

*)	Includes balances of $55 thousand and $100 thousand relating to liabilities to related parties as of June 30, 2026 and December 31, 2025, respectively.

NOTE 6: – EQUITY

Recapitalization and Reverse Acquisition

On October 30, 2025, the Company completed its merger with Kadimastem Ltd. (“Kadimastem”), changing its name to NewcelX Ltd. For accounting purposes, Kadimastem was determined to be the accounting acquirer, and historical share capital for all periods prior to the Merger Date reflects the recapitalization using the 0.706 exchange ratio. For additional information regarding the Merger, please refer to Note 1.

Common Shares and April 2026 PIPE Financing

As of June 30, 2026, the Company has 5,383,871 common shares issued and outstanding with a par value of CHF 0.05 per share.

In April 2026, the Company entered into a Private Investment in Public Equity (“PIPE”) securities purchase agreement with accredited investors. Pursuant to the agreement, the Company issued 490,907 Common Shares (or pre-funded warrants in lieu thereof) at a purchase price of $2.75 per share, resulting in gross proceeds of $1.35 million, before deducting offering expenses. Additionally, the Company issued common warrants to purchase up to an additional 687,270 common shares at an exercise price of $3.025 per share, with a term of five years from the date of issuance. The terms of the Offering have triggered adjustment mechanisms that resulted in updates to the conversion prices and the number of shares underlying certain of the Company’s outstanding preferred shares and warrants (see “Deemed Dividends and Down Round Provisions” below). The Offering closed on April 27, 2026.

12

NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

During January 2026, an investor exercised 250,000 Pre-Funded Warrants into 250,000 Common Shares for a nominal exercise price (CHF 0.05 per share).

On April 30, 2026 , holders of Preferred Shares and PPCs converted 662 Preferred Shares and 9,945 PPCs into 63,640 Common Shares.

Deemed Dividends and Down Round Provisions

The Company has issued and outstanding preferred shares, PPCs and warrants to purchase common shares that were originally issued by NLS Pharmaceutics Ltd. in historical transactions prior to the merger with Kadimastem Ltd. and that include down-round provisions. During the six months ended June 30, 2026, these legacy down-round provisions were triggered in connection with the closing of the April 2026 PIPE Offering, in which the Company issued common shares (or pre-funded warrants in lieu thereof) at an effective purchase price of $2.75 per share (the “April 2026 Trigger”).

The April 2026 Trigger resulted in the reduction of the effective conversion price of these legacy NLS outstanding Preferred Shares and PPCs from $16.50 to $2.75 per share. The aggregate number of Common Shares issuable upon conversion of the outstanding Preferred Shares and PPCs pre- and post-modification was 61,855 and 371,130, respectively.

The April 2026 Trigger also impacted certain legacy outstanding warrants issued by NLS prior to the Merger. For the warrants issued in connection with the March and June 2025 offerings, the full down-round protection feature was triggered, resulting in a reduction of the exercise price from $18.00 to $2.75 per share alongside an adjustment that resulted in an increase of 655,373 additional underlying warrant shares. For the remaining 54,852 warrants issued in connection with the October 2024 NLS offering, the adjustment mechanism resulted solely in a reduction of the exercise price from $18.00 to $2.75 per share with no adjustment to the number of underlying warrant shares.

The Company determined the incremental value provided to the preferred shareholder for the reduction in the conversion price from $16.50 to $2.75 using a Black-Scholes model to determine the fair value of the Preferred Shares outstanding before and after the modification to the conversion price caused by the April 2026 Trigger. Further, the Company determined the incremental value provided to the warrant holders for the reduction in the exercise price from $18.00 to $2.75. The incremental values computed using the Black-Scholes model on the pre-Merger NLS Preferred Shares and warrants were $636,507 and $2,051,652, respectively, or a total of $2,688,159. The Black-Scholes model incorporates the following inputs: expected term 0.5 – 4.16 years, risk free rate 3.72% - 3.89%, share price $3.87, volatility 88.56% - 117.25%, and dividends of 0.00%.

Preferred Shares and Preferred Participation Certificates (PPCs)

As of June 30, 2026, the Company had 4,367 Preferred Shares and 46,884 Preferred Participation Certificates (“PPCs”) outstanding with a par value of CHF 0.05 per share convertible to 307,506 common shares.

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NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Pursuant to the Company’s articles of association, Preferred Shares and PPCs accrue dividends on the stated value at a rate of 8%. As of June 30, 2026, the aggregate liquidation preference of the preferred shares and PPCs was $1,094,027.

During the six-month period ended June 30, 2026, holders converted 662 Preferred Shares and 9,945 PPCs into 63,640 Common Shares.

Pre-Funded Warrants

As of June 30, 2026, the Company had 828,755 pre-funded warrants outstanding exercisable for a nominal exercise price (CHF 0.05 per share), following the exercise of 250,000 units during January 2026 and the issuance of pre-funded warrants in connection with the April 2026 PIPE Offering. These nominal pre-funded warrants are considered in-substance common stock and are exercisable at any time. Additionally, as of June 30, 2026, the Company had 25,342 pre-funded warrants outstanding with an exercise price of $10.1 per share. All shares issued upon exercise of any pre-funded warrants are fully paid and non-assessable.

Warrants

As of June 30, 2026, the Company had 828,407 warrants outstanding issued in connection with the 2024 and 2025 offerings, with an exercise price of $2.75 per share, expiring at various dates between October 2029 and June 2030. The exercise prices and underlying share quantities of certain 2025 and 2024 warrants reflect down-round adjustments triggered by the April 2026 PIPE Offering (see “Deemed Dividends and Down Round Provisions” above).

In addition, as of June 30, 2026, the Company had 687,270 warrants outstanding issued in connection with the April 2026 PIPE Offering, with an exercise price of $3.025 per share, expiring in April 2031, as well as 51,571 legacy and placement agent warrants outstanding, with exercise prices ranging from $36 to $2,075 per share, expiring at various dates through October 2030.

Equity Incentive Plans and Stock Options

During the six months ended June 30, 2026, the Company granted 16,152 stock options under its equity incentive plan with an exercise price of $6.00 per share. These options vest in equal quarterly installments over a three-year period.

For the six months ended June 30, 2026, the Company recognized $284 thousand in share-based compensation expense.

NOTE 7: –Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss attributable to common stockholders (which includes the impact of deemed dividends accrued during the period) by the weighted average number of common shares outstanding during the period. Pre-funded warrants with a nominal exercise price are considered in-substance common stock and are included in the weighted average number of common shares outstanding for basic net loss per share.

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NEWCELX LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

The weighted average number of shares and potentially dilutive securities for the six months ended June 30, 2025, including Kadimastem’s historical convertible instruments, has been retroactively restated to reflect the legal capital structure of the Company based on the 0.706 Exchange Ratio resulting from the Merger.

Stock options, warrants, and convertible preferred shares and PPCs were excluded from the computation of diluted loss per share as their effect would be anti-dilutive due to the net loss incurred.

A summary of the potentially dilutive securities that were excluded from diluted net loss per share because their effect would be anti-dilutive is presented as follows:

	June 30.
	2026	2025
Stock Options	148,348	322,045
Warrants	1,592,590	-
Convertible preferred shares and PPCs	307,506	-
	2,048,444	322,045

NOTE 8: – Subsequent Events

Private Placement Offering

On July 30, 2026, the Company entered into definitive securities purchase agreements for a private placement financing (“July 2026 PIPE Offering”) with accredited investors. Pursuant to the agreement, the Company issued 347,134 Common Shares at a purchase price of $4.033 per share (representing a 20% premium on the closing price of the Company’s common shares on July 30, 2026), resulting in gross proceeds of $1.4 million. In addition, the Company issued common warrants to purchase up to an additional 347,134 common shares at an exercise price of $4.437 per share, expiring five years from the date of issuance. The July 2026 PIPE Offering closed in August 2026.

Successful Pre-IND Meeting with the FDA for NCEL-101

On July 1, 2026, the Company successfully completed a Type B Pre-IND meeting with the U.S. Food and Drug Administration (FDA) regarding its clinical development plan for NCEL-101 in combination with Eledon Pharmaceuticals’ tegoprubart for the treatment of Type 1 Diabetes. The FDA provided positive feedback and consensus on the regulatory pathway, preclinical data, and proposed Phase 1/2a clinical trial design, providing a clear roadmap toward the submission of an Investigational New Drug (IND) application.

15